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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dreyer’s Grand Ice Cream Holdings, Inc.

(Name of Issuer)

Class A Common Stock $0.01 par value

(Title of Class of Securities)

261877104

(CUSIP Number)

Kristin Adrian, Esq.
Senior Vice President, General Counsel and Secretary
Nestlé Holdings, Inc.
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203
(818) 549-6703

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 21 Pages)

CUSIP No. 261877104

1.	Name of Reporting Person: NESTLÉ ICE HOLDINGS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,564,315 shares of Class B Common Stock *

		8.	Shared Voting Power: - *

		9.	Sole Dispositive Power: 64,564,315 shares of Class B Common Stock *

		10.	Shared Dispositive Power: - *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,564,315 shares of Class B Common Stock *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
100% of the outstanding shares of Class B Common Stock; 67% of both the outstanding and diluted shares of the combined Class A Callable Puttable Common Stock (the “Class A Common Stock”) and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (“DGICH”) (based on 30,864,590 shares of the Class A Common Stock outstanding, as reported on the DGICH Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 5, 2005).

14.	Type of Reporting Person (See Instructions): CO, HC

           * See response to Item 5(a).

(Page 2 of 21 Pages)

CUSIP No. 261877104

1.	Name of Reporting Person: NESTLÉ HOLDINGS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,564,315 shares of Class B Common Stock *

		8.	Shared Voting Power: - *

		9.	Sole Dispositive Power: 64,564,315 shares of Class B Common Stock *

		10.	Shared Dispositive Power: - *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,564,315 shares of Class B Common Stock *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
100% of the outstanding shares of Class B Common Stock; 67% of both the outstanding and diluted shares of the combined Class A Callable Puttable Common Stock (the “Class A Common Stock”) and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (“DGICH”) (based on 30,864,590 shares of the Class A Common Stock outstanding, as reported on the DGICH Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 5, 2005).

14.	Type of Reporting Person (See Instructions): CO, HC

           * See response to Item 5(a).

(Page 3 of 21 Pages)

CUSIP No. 261877104

1.	Name of Reporting Person: NESTLÉ S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,564,315 shares of Class B Common Stock *

		8.	Shared Voting Power: - *

		9.	Sole Dispositive Power: 64,564,315 shares of Class B Common Stock *

		10.	Shared Dispositive Power: - *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,564,315 shares of Class B Common Stock *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
100% of the outstanding shares of Class B Common Stock; 67% of both the outstanding and diluted shares of the combined Class A Callable Puttable Common Stock (the “Class A Common Stock”) and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (“DGICH”) (based on 30,864,590 shares of the Class A Common Stock outstanding, as reported on the DGICH Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 5, 2005).

14.	Type of Reporting Person (See Instructions): CO, HC

           * See response to Item 5(a).

(Page 4 of 21 Pages)

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D (the “Schedule 13D/A”), amends and restates in its entirety the Schedule 13D filed on June 27, 2003 (the “Schedule 13D”) which relates to shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Dreyer’s Grand Ice Cream Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5929 College Avenue, Oakland, California 94618.

     On June 26, 2003, upon the completion of the Combination (as defined in Item 4 below), Dreyer’s Grand Ice Cream, Inc., a Delaware corporation (“Old Dreyer’s”) became a wholly-owned subsidiary of the Company and the stockholders of Old Dreyer’s became stockholders of the Company. The common stock, par value $1.00 per share, of Old Dreyer’s (the “Old Dreyer’s Common Stock”) was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Combination, the Class A Callable Puttable Common Stock, par value $0.01 per share (the “Class A Common Stock”), is deemed registered pursuant to Section 12(g) of the Exchange Act pursuant to Rule 12g-3 under the Exchange Act because the Company is the successor issuer of Old Dreyer’s. At the Effective Time (as defined in Item 4 below), the Company changed its name to “Dreyer’s Grand Ice Cream Holdings, Inc.” The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act.

Item 2. Identity and Background.

     (a)-(c) This statement is being filed jointly by Nestlé Ice Holdings, Inc., a Delaware corporation (“Nestlé Ice”), Nestlé Holdings, Inc., a Delaware corporation (“Nestlé Holdings”) and Nestlé S.A., a corporation organized under the laws of Switzerland (“Nestlé”). Nestlé Ice, Nestlé Holdings and Nestlé are collectively referred to herein as the “Reporting Persons.”

     Nestlé Ice is principally engaged in the business of holding the Class B Common Stock of the Company. Nestlé Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of the principal business and principal office of Nestlé Ice and Nestlé Holdings is Merritt View, 383 Main Avenue, Fifth Floor, Norwalk, Connecticut 06851.

     Nestlé is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Avenue Nestlé 55, CH-1800 Vevey, Switzerland.

     Nestlé Ice is a wholly owned indirect subsidiary of Nestlé Holdings, which in turn is a wholly owned subsidiary of Nestlé.

     For information with respect to the identity and background of each executive officer and director of Nestlé Ice, Nestlé Holdings and Nestlé, see Schedule I attached hereto and incorporated herein.

     (d) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, have during the last five years been convicted in a criminal proceeding.

     (e) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject

(Page 5 of 21 Pages)

to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 6, 2005, NICC Holdings, Inc., a Delaware corporation (“NICC Holdings”), and Nestlé Holdings contributed 64,564,315 shares of the Company’s Class B Common Stock, representing all outstanding shares of Class B Common Stock, to Nestlé Ice. NICC Holdings is a wholly-owned subsidiary of Nestlé Holdings.

     As further described in Item 4 below, the source and consideration for the stock that Nestlé Holdings originally received in the Combination is set forth in the Merger Agreement (as defined in Item 4 below). The Merger Agreement is filed as Exhibits 2.1, 2.2, 2.3 and 2.4 to this Schedule 13D/A and is incorporated by reference herein in its entirety.

Item 4. Purpose of the Transaction.

     On June 26, 2003 (the “Closing Date”), Old Dreyer’s and Nestlé Holdings completed a business combination through:

•	the contribution by NICC Holdings to the Company of all the outstanding membership interests of Nestlé Ice Cream Company, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Nestlé Holdings (“NICC Sub”), such that NICC Sub became a wholly-owned subsidiary of the Company (the “Contribution”) in exchange for shares of Class B Common Stock of the Company;

•	the exchange of the shares of the Old Dreyer’s Common Stock held by Nestlé Holdings (the “Nestlé Holding Shares”) for shares of Class B Common Stock of the Company (the “Exchange”); and

•	the merger of December Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Old Dreyer’s, with Old Dreyer’s as the surviving corporation such that Old Dreyer’s became a wholly-owed subsidiary of the Company (the “Merger,” and collectively with the Merger and the Contribution, the “Combination”).

     These transactions were consummated in accordance with the terms of the Agreement and Plan of Merger and Contribution, dated as of June 16, 2002, and amended as of October 25, 2002, February 5, 2003 and June 16, 2003 (as amended, the “Merger Agreement”), by and among the Company, Old Dreyer’s, Merger Sub, NICC Holdings and Nestlé Holdings. The Merger Agreement is filed as Exhibits 2.1, 2.2, 2.3 and 2.4 to this Schedule 13D/A and is incorporated by reference herein in its entirety. The terms of the Combination are included in the February 14, 2003 prospectus/proxy statement of the Company filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, in connection with Registration No. 333-101052.

     Under the Merger Agreement, in connection with the Exchange, the Nestlé Holdings Shares were exchanged for 9,563,016 shares of Class B Common Stock, and NICC Holdings made the Contribution of all the membership interests of NICC Sub, representing the entire equity interest in NICC Sub, to the Company in return for 55,001,299 shares of Class B Common Stock. Pursuant to the Merger Agreement, immediately prior to 11:01 p.m., June 26, 2003, the effective time of the Merger (the “Effective Time”), each outstanding share of Old Dreyer’s Common Stock (other than Holding Shares, which were cancelled) were converted into the right to receive one share of Class A Common Stock, and each share

(Page 6 of 21 Pages)

of Old Dreyer’s Common Stock held in the treasury of Old Dreyer’s ceased to exist, and no consideration was delivered in exchange thereof. On February 14, 2003, the Nasdaq Stock Market, Inc. approved the Company’s application to list its Class A Common Stock on The Nasdaq National Market.

     On March 20, 2003, at the Special Meeting of Stockholders of Old Dreyer’s, the stockholders of Old Dreyer’s approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement. On June 25, 2003, the FTC issued a Complaint challenging the transaction and simultaneously accepted for public comment a Consent Order resolving the Complaint.

     On July 6, 2005, NICC Holdings and Nestlé Holdings contributed an aggregate of 64,564,315 shares of the Company’s Class B Common Stock, representing all outstanding shares of Class B Common Stock, to Nestlé Ice.

     Put Right for the Company’s Class A Common Stock

     In accordance with the terms and conditions of the amended and restated certificate of incorporation adopted by the Company immediately prior to the Effective Time (the “Certificate”) and subject to the terms and conditions of the Governance Agreement (the “Governance Agreement”), dated as of the Closing Date, by and among Nestlé Holdings, Nestlé and the Company, holders of the shares of Class A Common Stock will have the option to require the Company to redeem some or all of their shares of Class A Common Stock (the “Put”) at a price per share of $83.00, subject to adjustment for certain dividends (the “Put Price”), during each of the following periods: (i) the period commencing on December 1, 2005 and ending on January 13, 2006, and (ii) the period commencing on April 3, 2006 and ending on May 12, 2006.

     Call Right for the Company’s Class A Common Stock

     In accordance with the Certificate and subject to terms and conditions of the Governance Agreement, shares of Class A Common Stock may be redeemed, in whole but not in part, by the Company upon Nestlé Holdings’ request (the “Call Right”) during the period commencing on January 1, 2007 and ending on June 30, 2007, at the redemption price per share of $88.00, subject to adjustment for certain dividends (the “Redemption Price”). The Certificate and the Governance Agreement are filed as Exhibit 3.1 and Exhibit 4.1, respectively, to this Schedule 13D/A and are incorporated by reference herein in their entirety.

     Requirements Upon A Triggering Event

     Under the Certificate, if prior to January 1, 2007, there occurs an Insolvency Event (as defined in the Certificate) or the Independent Directors (as defined in the Governance Agreement) determine in good faith, after consultation with financial and legal experts of national standing, that there has been a substantial adverse change in the business viability or financial viability of the Company and its subsidiaries, taken as a whole, since the Closing Date (each such Insolvency Event or determination referred to herein as a “Triggering Event”), the Company will be required to redeem the shares of Class A Common Stock, in whole but not in part, for a redemption price per share equal to the Put Price (a “Triggering Event Call”), except that if any such Triggering Event occurs prior to January 1, 2006, the Put Price will be discounted at the rate of 4.6% per annum based on a 365-day year for the period commencing on the date of the Triggering Event and ending on January 1, 2006 (the “Triggering Event Price”).

(Page 7 of 21 Pages)

     Put and Call Mechanics

     Under the Governance Agreement, in connection with the exercise of the put right or call right, Nestlé Holdings or Nestlé have agreed to deposit the aggregate Redemption Price, Put Price or Triggering Event Price, whichever is applicable, with a depository to enable the Company to fund the repurchase or redemption of the shares at the times specified in the Certificate. The Governance Agreement also provides that Nestlé Holdings or Nestlé may elect, in their sole discretion, in lieu of funding the aggregate amounts described in the preceding sentence, to offer to purchase such shares of Class A Common Stock directly from the Company’s stockholders (a “Purchase Offer”). If Nestlé Holdings or Nestlé makes this election, the Company will not be obligated to redeem the shares of Class A Common Stock pursuant to the Put, Call Right or Triggering Event Call.

     Conversion of the Company’s Class A Common Stock; Obligation of Nestlé to effect a Short Form Merger

     Under the Certificate, on June 30, 2007 or such earlier date on which Nestlé and its affiliates own at least 90% of the issued and outstanding voting stock of the Company (each such date referred to herein as a “Conversion Date”), unless previously called for redemption on or prior to such date, each outstanding share of Class A Common Stock will automatically convert into one share of Class B Common Stock. Under the Governance Agreement, in the event that Nestlé and its affiliates own in excess of 90% of the Company’s issued and outstanding voting stock and all outstanding shares of Class A Common Stock are converted into shares of Class B Common Stock in accordance with the Certificate, Nestlé has agreed to cause a short-form merger (a “Short Form Merger”) of the Company with Nestlé Ice or another affiliate of Nestlé, pursuant to which the remaining shares of Class B Common Stock (resulting from the conversion of the Class A Common Stock into Class B Common Stock) other than those shares owned by Nestlé Ice and its affiliates will convert into cash consideration per share equal to the Put Price (or the Triggering Event Price, if the Short Form Merger follows a Triggering Event).

     Restrictions on Nestlé Holdings and Nestlé

     Under the Governance Agreement, prior to July 1, 2008, Nestlé Holdings has agreed that it and its affiliates will not directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, any equity securities of the Company, whether by tender offer, exchange offer, market purchase, privately negotiated purchase, merger or otherwise (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer), if after such acquisition, Nestlé’s Voting Interest (as defined in the Governance Agreement) would exceed 67%. Under the Governance Agreement, during the one year period commencing on July 1, 2007, Nestlé Holdings has agreed that it and its affiliates may not propose and may not engage in any of the transactions described in the preceding sentence (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer) unless such transaction results in the holders (other than Nestlé Ice and its affiliates) of the shares of Class B Common Stock (the converted Class A Common Stock) receiving a cash price per share equal to or greater than the Redemption Price. Additionally, under the Governance Agreement, prior to July 1, 2007, Nestlé Holdings has agreed that it and its affiliates may not transfer any shares of its Class B Common Stock except to a subsidiary that is directly or indirectly majority owned by Nestlé. Any transferee of such shares will be required to be bound by the Governance Agreement as if it were a signatory thereunder. However, the Governance Agreement provides that Nestlé Holdings and its affiliates will have the right to transfer any shares of the Company’s Class B Common Stock to the extent necessary to comply with law.

(Page 8 of 21 Pages)

The Company’s Board of Directors

     The Governance Agreement, provides that the board of directors of the Company (the “Company’s Board”) will consist of ten members, of which Nestlé Holdings has the right to designate five nominees. Nestlé Holdings nominees who currently serve on the Company’s Board are:

•	Peter Brabeck-Letmathe, Chairman of the Board and Chief Executive Officer of Nestlé, who serves as Vice Chairman of the Company’s Board;

•	Carlos E. Represas;

•	Joe Weller, Chairman and Chief Executive Officer of Nestlé USA, Inc.;

•	Tahira Hassan, Senior Vice President, Strategic Supply Chain of Nestlé; and

•	Jean-Marie Gurné, Head of Nestlé’s Ice Cream Strategic Business Unit.

     Under the Governance Agreement, prior to July 1, 2007, at all times, 50% of the then-serving members of the Company’s Board will be individuals nominated by Nestlé Holdings, and, in any election of directors, Nestlé Holdings and its affiliates have agreed to vote their shares of voting stock for all nominees in proportion to the votes cast by the holders of Class A Common Stock; provided that Nestlé Holdings and its affiliates may cast all of their votes in favor of any nominee nominated or proposed for nomination by Nestlé Holdings pursuant to the Governance Agreement. The Governance Agreement also provides that notwithstanding the foregoing, if any “person” or “group” (each as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)) other than any person who had a Schedule 13D or Schedule 13G on file with the Securities and Exchange Commission (the “SEC”) on or prior to June 14, 2002, is or becomes the “beneficial owner” (as defined in Rule 13d-3) of 15% or more of the then outstanding shares of Class A Common Stock, then Nestlé Holdings has agreed that it and its affiliates will vote their shares of voting stock in favor of the nominees nominated by Nestlé Holdings and the nominees nominated by the Noninvestor Directors (as such term is defined in the Governance Agreement). Under the Governance Agreement, if Nestlé Holdings and its affiliates do not beneficially own 100% of the Company’s voting stock, from the period commencing on July 1, 2007 and ending on July 1, 2008, Nestlé Holdings has agreed that at least three directors of the Company’s Board will be independent directors who meet the Nasdaq independence standards, and Nestlé Holdings has agreed to use its reasonable best efforts to cause compliance with this condition.

     Under the restated by-laws of the Company adopted immediately prior to the Effective Time (the “By-Laws”) and the Governance Agreement, prior to July 1, 2007, subject to certain exceptions, the affirmative vote of a majority of the then-authorized number of directors will be required to approve or authorize certain actions of the Company (collectively, the “Actions”). Additionally, in accordance with the Certificate, prior to July 1, 2007, subject to certain exceptions, if the then-serving continuing directors nominated by Nestlé Holdings constitute less than 50% of the total authorized number of directors of the Company, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock will be required to approve or authorize the Actions. The By-Laws are filed as Exhibit 3.2 to this Schedule 13D/A and are incorporated by reference herein in their entirety.

     Registration Rights

     The Governance Agreement also provides that at any time after July 1, 2007 or such earlier date that it becomes illegal for Nestlé Holdings, Nestlé or their respective affiliates to continue to own shares of Class B Common Stock directly or indirectly, upon Nestlé Holdings’ request, the Company will

(Page 9 of 21 Pages)

prepare and file with the SEC one or more (but not more than three) registration statements covering the shares of Class A Common Stock or Class B Common Stock requested by Nestlé Holdings. Under the Governance Agreement, the Company will use its best efforts to cause such registration statements to be declared effective by the SEC as soon as practicable after the filing and to keep such registration statements effective for a period (up to three months) sufficient to complete the distribution of the shares covered thereby. Pursuant to the terms of the Governance Agreement, the Company will also provide Nestlé Holdings with certain financial statements and related financial materials and grant Nestlé Holdings and its representatives certain inspection rights.

     Dividends

     The Governance Agreement also provides that the dividend policy of the Company will be to pay a dividend no less than the greater of (i) $0.24 per share on an annualized basis or (ii) 30% of the Company’s net income per share for the preceding calendar year (net income calculated for this purpose by excluding from net income the ongoing non-cash impact of accounting entries arising from the accounting for the transactions contemplated by the Merger Agreement, including increases in amortization or depreciation expenses resulting from required write-ups, and entries related to recording of the Put or Call Right) unless the board of directors of the Company, in discharging its fiduciary duties, may determine not to declare a dividend.

     Termination of the Governance Agreement

     Except for provisions related to the treatment of the Company’s stock options and the indemnification of the directors and officers of the Company, the Governance Agreement, and all of its restrictions on Nestlé Holdings and its affiliates described therein will terminate immediately if at any time Nestlé Holdings and its affiliates beneficially own 100% of the Company’s voting stock. Additionally, even if Holdings and its affiliates do not beneficially own 100% of the Company’s voting stock, Article III of the Governance Agreement (which relates to the corporate governance of the Company, including the composition of the Company’s board of directors, director approval of certain Actions, and the Company’s dividend policy) and Article IV (which relates to restrictions on the transfer of the Company’s Class B Common Stock) will terminate on July 1, 2007 (except for the provision that requires at least three directors of the Company to be independent directors from July 1, 2007 to July 1, 2008).

     Intent of Nestlé, Nestlé Holdings & Nestlé Ice

     Nestlé and its affiliates desired to effect the Combination for the purpose of acquiring a 67% interest in the Company pursuant to the terms of the Merger Agreement and subject to the terms and conditions of the Governance Agreement, as well as to obtain the benefits of the Governance Agreement, as amended, including the right to require the Company to redeem all of the shares of Class A Common Stock upon exercise of the Call Right or, at Nestlé Holdings’ election, to offer to purchase all such shares directly from the Company’s stockholders, in each case subject to the terms and conditions of the Governance Agreement.

     Any determination that Nestlé Holdings and its affiliates, including the Reporting Persons, may make regarding whether or not to exercise Nestlé Holdings’ rights under the Governance Agreement to cause the Class A Common Stock to be redeemed or to purchase such shares directly will depend upon their review of numerous factors, including, among other things, the number of shares of Class A Common Stock previously put to the Company or purchased directly by Nestlé Holdings or its affiliates, the price levels of the Class A Common Stock, general industry, market and economic conditions, the ongoing evaluation of the Company’s business, marketing, distribution and investment opportunities, the

(Page 10 of 21 Pages)

actions of the Company’s management and board of directors of the Company and other future developments.

     In addition, subject to the terms of the Governance Agreement, from time to time the Reporting Persons, may, directly or through affiliates, explore one or more business relationships or transactions with the Company including but not limited to possible strategic alliances, joint ventures, distribution relationships and other business or marketing relationships in which the Reporting Persons and the Company may participate. Any such actions that the Reporting Persons might undertake would depend upon their review of numerous factors, including, among other things, the feasibility of entering into any particular business or marketing relationship, general industry, market and economic conditions, and the ongoing evaluation of the Company’s business, marketing, distribution and investment opportunities, the actions of the Company’s management and board of directors of the Company and other future developments.

Item 5. Interest In Securities Of The Issuer.

     (a)-(b) (1) Nestlé Ice directly holds 64,565,315 shares of Common B Common Stock, representing all of the outstanding shares of Class B Common Stock. Such shares represent 67% of both the outstanding and diluted shares of the combined Class A Common Stock and Class B Common Stock of the Company, based on 30,864,590 shares of the Class A Common Stock outstanding as reported on the the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 5, 2005.

     Under the terms of the Governance Agreement and the Certificate, Nestlé Holdings has the right to fund the Put, in return for which Nestlé Holdings or any of its affiliates will be issued one share of Class B Common Stock for each share of Class A Common Stock that is Put. In addition, beginning on January 1, 2007, Nestlé Holdings has the right to request that the Company exercise the Call Right with respect to all outstanding shares of the Company’s Class A Common Stock. The Put and the Call Right thus give Nestlé, Nestlé Holdings and Nestlé Ice the ability to acquire in excess of 5% of the outstanding shares of the Company’s Class A Common Stock.

          (2) Each of Nestlé Ice, Nestlé Holdings and Nestlé may be deemed to beneficially own the securities held by Nestlé Ice because Nestlé Ice is a wholly-owned indirect subsidiary of Nestlé Holdings, which in turn is a wholly owned subsidiary of Nestlé.

     (c) None, to the knowledge of the Reporting Persons.

     (d) Nestlé Ice has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by it. In turn, Nestlé and Nestlé Holdings may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by Nestlé Ice because Nestlé Ice is a wholly-owned indirect subsidiary of Nestlé Holdings, which in turn is a wholly owned subsidiary of Nestlé.

     (e) Not applicable.

(Page 11 of 21 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Merger Agreement and Governance Agreement

     As described in Item 4 above, on June 16, 2002, Nestlé Holdings entered into a Merger Agreement. As further described in Item 4 above, pursuant to the Merger Agreement and as of the Effective Time, Nestlé and Nestlé Holdings entered into a Governance Agreement.

     The above descriptions of the Merger Agreement and the Governance Agreement, as amended, are summaries, and the complete text is in Exhibits 2.1, 2.2, 2.3, 2.4 and 4.1, respectively, to this Schedule 13D/A and are incorporated by reference herein in their entirety.

     Other than the Merger Agreement and the Governance Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and the attached Schedule I and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(Page 12 of 21 Pages)

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Contribution, dated June 16, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc. (formerly known as New December, Inc.), December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.2
Amendment No. 1 to the Agreement and Plan of Merger and Contribution, dated October 25, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.3
Amendment No. 2 to the Agreement and Plan of Merger and Contribution, dated February 5, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.4
Amendment No. 3 to the Agreement and Plan of Merger and Contribution, dated June 16, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (2)

3.1	Amended and Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

3.2	Amended and Restated By-Laws of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

4.1	Governance Agreement, dated June 26, 2003, by and among Nestlé Holdings, Inc., Nestlé S.A. and Dreyer’s Grand Ice Cream Holdings, Inc. (3)

24	Power of Attorney (4)

99	Joint Filing Agreement, dated as of July 7, 2005, by and among Nestlé Ice Holdings, Inc., Nestlé Holdings, Inc. and Nestlé S.A. relating to the filing of a joint statement on Schedule 13D.

(1)	Incorporated by reference to Annex A to the Proxy Statement/Prospectus of Dreyer’s Grand Ice Cream Holdings, Inc. filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101052.

(2)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream, Inc., filed with the Commission on June 16, 2003.

(3)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream Holdings, Inc., filed with the Commission on June 27, 2003.

(4)	Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestlé Holdings, Inc., filed with the Commission on July 6, 2001.

(Page 13 of 21 Pages)

Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Nestlé Ice Holdings, Inc.
Dated: July 7, 2005	By:	/s/ Kristin Adrian
		Name:	Kristin Adrian
		Title:	Assistant Secretary

Nestlé Holdings, Inc.
Dated: July 7, 2005	By:	/s/ Kristin Adrian
		Name:	Kristin Adrian
		Title:	Senior Vice President, General Counsel & Secretary

Nestlé S.A.
Dated: July 7, 2005	By:	/s/ Kristin Adrian
Kristin Adrian, attorney-in-fact for

Name:	H.P. Frick
Title:	Senior Vice President and General Counsel of Nestlé S.A.

S-1

SCHEDULE I

Nestlé Ice Holdings, Inc.
Executive Officers and Directors

Present Principal
Name	Present Business Address	Occupation	Citizenship
EXECUTIVE OFFICERS

Manfred R Lehmann	Nestlé Ice Holdings, Inc.	President and Treasurer	Switzerland and United States
c/o Nestlé USA, Inc.
800 North Brand Blvd.
Glendale, California 91203

DIRECTORS

Manfred R. Lehmann	Nestlé Ice Holdings, Inc.	President and Treasurer	Switzerland and United States
c/o Nestlé USA, Inc.
800 North Brand Blvd.
Glendale, California 91203

Schedule I-1

Nestlé Holdings, Inc.
Executive Officers and Directors

Present Principal
Name	Present Business Address	Occupation	Citizenship
EXECUTIVE OFFICERS

Joseph M. Weller	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	President, Chief Executive Officer and Chairman of the Board	United States

Rock Foster	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Vice President and Controller	United States

Kristin Adrian	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Senior Vice President, General Counsel and Secretary	United States

Alexander Spitzer	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Senior Vice President, Taxes	United States

E. Simon Jones	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United Kingdom

Manfred R. Lehmann	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Vice President and Treasurer	Switzerland and United States

Kimberly A. Lund	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Vice President and Chief Information Officer	United States

Mark E. Siegal	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United States

Gary Kirschenbaum	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United States

DIRECTORS

Joseph M. Weller	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	President, Chief Executive Officer and Chairman of the Board	United States

Rock Foster	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Vice President and Controller	United States

Schedule I-2

Nestlé S.A.
Executive Officers and Directors

Present Principal
Name	Present Business Address	Occupation	Citizenship
EXECUTIVE OFFICERS

Peter Brabeck-Letmathe	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Chairman and Chief Executive Officer	Austria

Francisco Castaner	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Pharmaceuticals and Cosmetics Products, Liaison with L’Oréal Human Resources, Corporate Affairs	Spain

Wolfgang Reichenberger	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Finance, Control, Legal, Tax, Purchasing, Export	Austria and Switzerland

Lars Olofsson	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Europe	Sweden

Werner Bauer	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Technical, Production, Environment, Research and Development	Germany

Frits Van Dijk	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Asia, Oceania, Africa and Middle East	Netherlands

Edward A. Marra	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Strategic Business Units, Marketing	Canada and United States

Paul Bulcke	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President United States of America, Canada, Latin America, Caribbean	Belgium

Schedule I-3

Present Principal
Name	Present Business Address	Occupation	Citizenship
Carlo Donati	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Chairman and CEO of Nestlé Waters	Switzerland

Chris Johnson	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Deputy Executive Vice President GLOBE Program, IS/IT, Strategic Supply Chain, eNestlé	United States

Luis Cantarell	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Deputy Executive Vice President Nestlé Nutrition	Spain

Richard T. Laube	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Deputy Executive Vice President Corporate Business Development Manager	Switzerland and United States

DIRECTORS

Peter Brabeck-Letmathe	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Chairman and Chief Executive Officer of Nestlé S.A.	Austria

Günter Blobel	Rockefeller University Laboratory of Cell Biology 1230 York Avenue New York, New York 20021-6399	Professor	Germany

Peter Böckli	Böckli Bodmer & Partner Case postale 2348 CH-4002 Basel Switzerland	Lawyer, Law Professor emeritus	Switzerland

Daniel Borel	Logitech Europe S.A. Moulin du Choc D CH-1122 Romanel-sur- Morges Switzerland	Chairman of Logitech International S.A.	Switzerland

Schedule I-4

Present Principal
Name	Present Business Address	Occupation	Citizenship
Edward George	c/o Linda Scott NM Rothschild & Sons Ltd New Court St. Swithen’s Lane GB-London EC4P 4DU Great Britain	Former Governor of the Bank of England	United Kingdom

Rolf Hänggi	c/o Rüd, Blass & Cie AG Privatbank Selnaustrasse 32 CH-8039 Zürich Switzerland	Consultant	Switzerland

Nobuyuki Idei	Sony Corporation 6-7-35 Kitashinagawa Shinagawa-ku Tokyo, Japan 141-0001	Chief Corporate Advisor of Sony Corporation	Japan

André Kudelski	Kudelski S.A. Route de Geneve Case postale 134 CH-1033 Cheseaux Switzerland	Chairman and Chief Executive Officer of the Kudelski Group	Switzerland

Andreas Koopmann	Bobst Group S.A. Case postale CH-1001 Lausanne Switzerland	Chief Executive Officer of the Bobst Group S.A.	Switzerland

Jean-Pierre Meyers	L’Oreal S.A. 41, Rue Martre F-92117 Clichy-Cedex France	Vice Chairman of L’Oréal S.A.	France

Carolina Müller-Möhl	Müller-Möhl Group Weinplatz 10 Postfach CH-8022 Zürich Switzerland	Chair of Müller-Möhl Group	Switzerland

Kaspar Villiger	c/o Markwalder & Partner Monbijoustrasse 22 Postfach CH-3001 Bern Switzerland	Former President of the Swiss Confederation	Switzerland

Schedule I-5

Exhibits Index

Exhibit 2.1
Agreement and Plan of Merger and Contribution, dated June 16, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc. (formerly known as New December, Inc.), December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.2
Amendment No. 1 to the Agreement and Plan of Merger and Contribution, dated October 25, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.3
Amendment No. 2 to the Agreement and Plan of Merger and Contribution, dated February 5, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.4
Amendment No. 3 to the Agreement and Plan of Merger and Contribution, dated June 16, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (2)

Exhibit 3.1	Amended and Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 3.2	Amended and Restated By-Laws of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 4.1	Governance Agreement, dated June 26, 2003, by and among Nestlé Holdings, Inc., Nestlé S.A. and Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 24	Power of Attorney (4)

Exhibit 99	Joint Filing Agreement, dated as of July 7, 2005, by and among Nestlé Ice Holdings, Inc., Nestlé Holdings, Inc. and Nestlé S.A. relating to the filing of a joint statement on Schedule 13D.

(1)	Incorporated by reference to Annex A to the Proxy Statement/Prospectus of Dreyer’s Grand Ice Cream Holdings, Inc. filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101052.

(2)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream, Inc., filed with the Commission on June 16, 2003.

(3)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream Holdings, Inc., filed with the Commission on June 27, 2003.

(4)	Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestlé Holdings, Inc., filed with the Commission on July 6, 2001.